170621000416

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION

OF

LEMONT INC

(Pursuant to Section 805 of the Business Corporation Law)

Lemont Inc, a New York corporation (the “Corporation”), hereby certifies as follows:

1.	The current name of the Corporation is “LEMONT INC”

2.	The certificate of incorporation of LEMONT INC was filed by the Department of State of the State of New York on August 15, 2014.

3.	The certificate of incorporation is hereby amended by the addition of a new Article 6, which shall read as follows:

SIXTH: Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

4.	This Amendment was duly adopted in accordance with Section 803 of the Business Corporation Law of the State of New York by the Board of Directors of the Corporation at a meeting of the Board of Directors of the Corporation and by affirmative vote of the holders of a majority of all outstanding shares of Common Stock entitled to vote thereon at a meeting of the stockholders of the Corporation..

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed as of the 19th day of June, 2017, by its Secretary, Xie Wanjun, who hereby affirms and acknowledges, under penalty of perjury, that this Certificate is the act and deed of the Corporation and that the facts stated herein are true.

LEMONT INC

By /s/ Xie Wanjun

Xie Wanjun

Secretary